                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 16)(1)

                                 NS GROUP, INC.
                                (Name of Issuer)



                           Common Stock, no par value
                         (Title of Class of Securities)



                                   628916-10-8
                                 (CUSIP Number)



                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Statement is filed:

                     Rule 13d-1(b)
                     Rule 13d-1(c)
                     Rule 13d-1(d)   X

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Clifford R. Borland

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) _____           (b) _____


3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER:                    -0-

6.   SHARED VOTING POWER:              103,991

7.   SOLE DISPOSITIVE POWER:               -0-

8.   SHARED DISPOSITIVE POWER:         103,991


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:          103,991


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES.


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   0.9%


12.  TYPE OF REPORTING PERSON:  IN

Item 1(a).  Name of Issuer:  NS Group, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            530 W. Ninth Street, Newport, Kentucky 41071


Item 2(a).  Name of Person Filing:  Clifford R. Borland

Item 2(b).  Address of Principal Business Office or, if none, residence:

            530 W. Ninth Street, Newport, Kentucky 41071


Item 2(c).  Citizenship:  U.S.A.


Item 2(d).  Title of Class of Securities:

            Common Stock, no par value

Item 2(e).  CUSIP Number:  628916-10-8


Item 3.     Not applicable.


Item 4.     Ownership:

(a) Amount Beneficially Owned:                                         103,991
(b) Percent of Class:                                                      0.9%
(c) Number of shares as to which such person has:
      (i)   Sole power to vote or to direct the vote                        -0-
     (ii)   Shared power to vote or to direct the vote                  103,991
    (iii)   Sole power to dispose or to direct the disposition of           -0-
     (iv)   Shared power to dispose or to direct the disposition of     103,991

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or
         Control Person:

         Not applicable

Item 8.  Identification and Classification of Members of the Group:

         Not applicable

Item 9.  Notice of Dissolution of Group:

         Not applicable

Item 10. Certifications.  Not applicable.


                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:   January 21, 2005


         Signature:     /s/ Clifford R. Borland
                        -----------------------

         Name/Title:       Clifford R. Borland